EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIOS

	2004	2003	2002	2001	2000
Income from continuing operations before income tax	$14,193	$12,368	$10,396	$9,783	$9,110
Capitalized interest	(144)	(124)	(130)	(93)	(57)
Minority interest	(214)	(193)	(183)	(129)	(170)

Adjusted income from continuing operations before income taxes	13,835	12,051	10,083	9,561	8,883 *

Fixed charges:
Interest**	1,196	1,372	1,530	1,522	1,180
Interest component of rent	306	318	289	245	212

Total fixed charges	1,502	1,690	1,819	1,767	1,392

Income from continuing operations before taxes and fixed charges	$15,337	$13,741	$11,902	$11,328	$10,275

Earnings to Fixed Charges Ratio	10.21	8.13	6.54	6.41	7.38

*	Does not include the cumulative effect of accounting change recorded by the Company in fiscal 2000.
**	Includes interest on debt, capital leases, debt issuance cost and capitalized interest